UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2 Certificate of Notification

PORTLAND GENERAL ELECTRIC COMPANY
121 SW Salmon Street Portland, Oregon 97204

Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.

This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1, nor included within the exemption provided by Rule U-48.

  Type of security or securities ("draft", "promissory note").

  Letters of credit pursuant to a three-year revolving credit facility.

  Issue, renewal or guaranty.

  See the information provided in the table in Item 3.

  Principal amount of each security.

Beneficiary	Amount	Issue, Renewal or Replacement	Date of Issue or Renewal	Original Issue Date	Maturity Date
PPM Energy, Inc	$10,000,000	Issue	2/25/2005		2/27/2006
Tractebel Energy Marketing, Inc	2,000,000	Issue	3/04/2005		2/28/2006
Gas Transmission Northwest Corporation	717,475	Renewal	3/04/2005	2/27/2004	3/01/2006

  Rate of interest per annum of each security.

  Rate applicable to standby letters of credit is the Applicable Margin.

  The Applicable Margin is based on the long-term senior unsecured debt ratings of Portland General Electric Company and ranges from 0.50% to 1.65%.

  Date of issue, renewal or guaranty of each security.

  See the information provided in the table in Item 3.

  If renewal of security, give date of original issue.

  See the information provided in the table in Item 3.

  Date of maturity of each security (in the case of demand notes, indicate "on demand").

  See the information provided in the table in Item 3.

  Name of the person to whom each security was issued, renewed or guaranteed.

  See the information provided in the table in Item 3.

  Collateral given with each security, if any.

  None.

  Consideration received for each security.

  None.

  Application of proceeds of each security.

  Not applicable.

  Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

  (a) the provisions contained in the first sentence of Section 6(b).

  (b) the provisions contained in the fourth sentence of Section 6(b).

  (c) the provisions contained in any rule of the Commission other than Rule U-48. [X]

  (If reporting for more than one security insert the identifying symbol after applicable statement.)

  If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

  Not Applicable.

  If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

  Not Applicable.

  If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(a).

PORTLAND GENERAL ELECTRIC COMPANY

Date:	March 7, 2005	By:	/s/ William J. Valach
William J. Valach Assistant Treasurer